EXHIBIT 12.2

The PNC Financial Services Group, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends (1)

		Year Ended December 31
Dollars in millions	Six Months Ended June 30, 2017	2016	2015	2014	2013	2012
Earnings
Pretax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$2,551	$4,642	$4,860	$4,993	$5,148	$3,594
Add:
Distributed income of equity investees	176	324	310	275	242	216
Fixed charges and preferred stock dividends excluding interest on deposits	767	1,300	1,134	1,091	1,028	1,125
Less:
Noncontrolling interests in pretax income of subsidiaries that have not incurred fixed charges	31	84	93	96	112	137
Interest capitalized			1	1
Preferred stock dividend requirements	181	322	338	357	364	272

Earnings excluding interest on deposits	3,282	5,860	5,872	5,905	5,942	4,526
Interest on deposits	263	430	403	325	344	386

Total earnings	$3,545	$6,290	$6,275	$6,230	$6,286	$4,912

Fixed charges and preferred stock dividends
Interest on borrowed funds	$513	$830	$640	$581	$516	$696
Interest component of rentals	73	147	153	152	148	145
Amortization of notes and debentures		1	2			12
Interest capitalized			1	1
Preferred stock dividend requirements	181	322	338	357	364	272

Fixed charges and preferred stock dividends excluding interest on deposits	767	1,300	1,134	1,091	1,028	1,125
Interest on deposits	263	430	403	325	344	386

Total fixed charges and preferred stock dividends	$1,030	$1,730	$1,537	$1,416	$1,372	$1,511

Ratio of earnings to fixed charges and preferred stock dividends
Excluding interest on deposits	4.28x	4.51x	5.18x	5.41x	5.78x	4.02x
Including interest on deposits	3.44	3.64	4.08	4.40	4.58	3.25

(1)	As defined in Item 503(d) of Regulation S-K.